SYNNEX Corporation 44201 Nobel Drive Fremont, CA 94538

April 20, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Craig Wilson

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SYNNEX Corporation

Form 10-K for Fiscal Year Ended November 30, 2009

Filed February 5, 2010

Form 8-K

Furnished January 5, 2010

File No. 001-31892

Dear Mr. Wilson:

On behalf of SYNNEX Corporation, this letter responds to comments on the above-referenced Form 10-K and Form 8-K received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 11, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K for Fiscal Year Ended November 30, 2009

Item 3. Legal Proceedings, page 23

1.	We note your statement that you have been involved in various bankruptcy preference actions where you were a supplier to the companies now in bankruptcy. Please clarify whether the amounts involved are material; if the amounts are material, provide the disclosure required by Item 103 of Regulation S-K.

Response: The Registrant respectfully advises the Staff that the amounts related to these bankruptcy preference actions are immaterial. In the Registrant’s latest Form 10-Q filing and future filings, the Registrant has and will clarify if the amounts are material.

Securities and Exchange Commission

April 20, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

2.	Please tell us how you considered expanding your discussion and analysis overview to include a more detailed discussion of known trends, demands, commitments, events and uncertainties. See Item 303(a)(3)(ii) of Regulation S-K. For example, but without limitation, we note that your U.S. Business Development Partner Agreement with Hewlett-Packard Company (whose product sales accounted for 36% of your 2009 revenue) expires on May 31, 2010 and that you are required to make $150.7 million in principal payments on your outstanding debt during 2010, though the implications of these impending events are not addressed. In addition, the existing economic and industry trends disclosure on page 32 does not discuss how your company was impacted by the disclosed trends in 2009 or how your management believes that such trends will affect your company in 2010. See SEC Release Nos. 33-6835 and 33-8350.

Response: The Registrant respectfully advises the Staff that it included various trends that have historically impacted the Registrant’s results of operations, such as pricing pressure, rebate programs, product life cycles and return rights. The Registrant notes the Staff’s comment and will include in its future filings known material trends, demands, commitments, events and uncertainties that could materially impact the Registrant’s operations going forward.

With respect to the Hewlett-Packard Company contract, this contract has been historically renewed and the Registrant believes this contract will be renewed again due to its ongoing, long-term business relationship with and results delivered to, Hewlett-Packard Company. Accordingly, the Registrant respectfully advises the Staff the expiration of the contract was determined not to be an uncertainty that warranted further disclosure.

With respect to the $150.7 million principal payments that will be made during fiscal 2010, these payments are primarily associated with the Registrant’s working capital lines from various, financial institutions. The Registrant has $550 million working capital lines from various, financial institutions, ranging from one-year to three-year terms. Based on the Registrant’s existing, working relationship with these financial institutions, strong balance sheet and current creditworthiness, the Registrant believes that these lines will be renewed upon maturity and does not foresee any difficulties in meeting its liquidity needs or issues for making payments of its outstanding debt. In addition, the Registrant will expand its disclosures in future filings to include, to the extent material, the impact of such future payments on the Registrant’s operations.

Lastly, the Registrant has not encountered any significant impact on economic trends on its business during the last fiscal year and believes that such trends will not significantly impact its business in fiscal 2010 based on the current, economic environment. In future filings, the Registrant will discuss the impact of economic trends on its business, if any.

Securities and Exchange Commission

April 20, 2010

Results of Operations

Fiscal Years Ended November 30, 2009, 2008 and 2007 from Continuing Operations, page 36

3.	Please tell us how you considered comment 1 of our letter dated March 31, 2008, and your response thereto, in preparing your current disclosure. For example, but without limitation, we note that you have not quantified the extent to which each of the following factors caused GBS revenue to increase during fiscal 2009: increased business, higher call volumes in your contact centers, and additional revenue generated from your smaller acquisition. Rather than simply using the term “mainly” or “primarily” in describing changes, please quantify the amount of the financial result or change that is attributable to the sources you identify. See Section III.D. of SEC Release No. 33-6835.

Response: The Registrant respectfully advises the Staff that in response to comment 1 of the letter dated March 31, 2008, the Registrant disclosed the change in its operating results from period to period. The Registrant notes the Staff’s comment and in its future filings, will continue to provide this expanded disclosure with respect to changes in its revenue, in addition to operating expenses, from period to period.

In response to the Staff’s comment, the Registrant has provided the below, enhanced disclosure in its Form 10-Q for the three months ended February 28, 2010 filed with the Commission on April 9, 2010 related to changes in revenue. In addition, the Registrant will provide similar disclosures in future filings for both the then current and comparative periods.

“Our increase in distribution revenue year over year for the three months ended February 28, 2010, was primarily attributable to an increase of 15% in peripherals, 27% in IT systems, 15% in system components, and 25% in networking systems sales offset by a 35% decrease in software sales, primarily due to the change in accounting for certain service contracts, post-contract software support services, and extended warranty contracts for the fiscal quarter ended February 28, 2010. The increase in distribution revenue was mainly due to the strengthening of market demand after a deep economic recession complemented by new initiatives and vendor lines. More than half of the increase in our GBS segment revenue was due to higher inbound technical support call volumes in our contact center.”

The Registrant believes that the disclosure related to GBS revenue is adequate as overall GBS revenue is less than 2% of total revenue.

Consolidated Statements of Cash Flows, page 59

4.	Tell us how you have classified your purchases, sales and maturities of trading, available–for-sale and held-to-maturity securities within your line items “purchase of investments” and “proceeds from sale of investments in investing activities.” In addition, purchases and sales of trading securities should be shown in the cash flow statements based on the nature and purpose for which the securities were acquired. Since you disclose these securities are related to your deferred compensation plan tell us why they are classified in “investing activities.” See ASC 230-10-45-19 and 20 and ASC 320-10-45-11.

Securities and Exchange Commission

April 20, 2010

Response: The Registrant respectfully advises the Staff that it has separately presented the purchases and sales for each class of securities in its statement of cash flows included in its Form 10-Q for the quarter ended February 28, 2010 filed with the Commission on April 9, 2010 and will continue to provide this presentation in future filings for the then current and comparative periods presented. There was no cash flow activity associated with available-for-sale securities for the periods presented in the Form 10-Q for the quarter ended February 28, 2010.

The nature and purpose for which the trading securities were acquired are consistent with the classification as an investing activity. The Registrant’s investment strategy is not to actively buy and sell securities with the objective of generating profits on short-term differences in market prices; accordingly, purchases and sales of trading securities are classified as investing activities in the statement of cash flows. The evaluation of the nature and purpose of the investment is performed separately from the related deferred compensation liability. While not obligated to do so under the deferred compensation plan, the Registrant has purchased the investments that the plan participants have designated as their measure of the investment return on their accounts to offset changes in the related deferred compensation liability. Accordingly, the Registrant disclosed that the securities are related to the deferred compensation plan. It is not the objective of the Registrant to increase its earnings associated with these investments.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue recognition, page 65

5.	Please explain to us the nature of and elements included in the Mexico government and local agency revenue arrangements which allocate product revenue and costs on a straight-line basis over a contract term, as disclosed on page 33. Please tell us the authoritative literature supporting deferral of product revenues and costs for these contracts. Tell us how the restricted cash disclosed on page 61 for long-term projects in Mexico relate contractually to these arrangements.

Response: The Registrant respectfully advises the Staff that it responded to a similar comment, Comment No. 1, by the Staff in the response letter dated June 2, 2006. The Registrant respectfully requests the Staff to refer to the Registrant’s response. Since that time, the Registrant has entered into similar arrangements to which the same revenue recognition principles are applied.

The Registrant has entered into arrangements with third party contractors. These contractors have separately entered into arrangements with the Mexico government and local governmental agencies to provide and install computers and related equipment, and also to provide ongoing support and maintenance services related to such computers and equipment.

Securities and Exchange Commission

April 20, 2010

The contractors purchase the computers and equipment from the Registrant and the Registrant has no further obligation after delivery of the product and equipment. The Registrant receives payments directly from the Mexico government for its portion, as well as the contractors’ portion. These payments are made in equal, monthly amounts over the life of the arrangements. Such payments, however, are contingent upon the contractors installing the computers and equipment and/or providing the ongoing support and maintenance services during the arrangement period.

The cost of the computers and equipment shipped by the Registrant to the contractors is deferred on the basis that it meets the definition of an asset. The Registrant evaluates the realizability of the deferred costs on a periodic basis. The Registrant also applies the guidance in SAB Topic 13-A (3f) question 5, which states, “when both costs and revenue (in an amount equal to or greater than the costs) are deferred, the staff believes that the capitalized costs should be charged to expense proportionally and over the same period that deferred revenue is recognized as revenue.”

Pursuant to the agreements between the Registrant and the contractors, the Registrant withholds certain amounts from the contractors’ portion of the payment as a security deposit and remits the remaining balance due to the contractors. The Registrant records this security deposit as restricted cash with the corresponding liability. This deposit will be returned to the contractors upon successful completion of the arrangements.

Net income per common shares, page 67

6.	Tell us how your accounting and disclosure of the Convertible Senior Notes dilutive effect on EPS, based on your intent to cash-settle the principal amount of convertible debt, complies with ASC 260-10-55-35. It appears that since cash-settlement of the debt is at your option and is not obligatory that the debt would be included in the computation of diluted EPS using the if-converted method.

Response: The Registrant respectfully advises the Staff that the Registrant has considered the guidance in ASC 260-10-55-35, which references the application of the if-converted method for those instruments where cash-settlement of the par value of the Convertible Senior Notes is at the option of the issuer. However, ASC 260-10-45-46 allows the presumption that a contract will be settled in common stock to be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash. This presumption has been overcome based on the Registrant’s positive intent and ability to cash-settle the par value of the Convertible Senior Notes. Evidence of the Registrant’s intent is supported by the stated disclosure in the net income per common share accounting policy included in the consolidated financial statements, and written representation to the Registrant’s independent, registered, public accounting firm. The Registrant’s ability to cash-settle the Convertible Senior Notes is based on the periodic assessment of current and projected liquidity, while considering access to credit facilities. While the Registrant is required to meet certain liquidity tests under the U.S. Amended and Restated Arrangement prior to cash-settling the par value of the Convertible Senior Notes, the Registrant has periodically assessed whether this restriction would limit the ability to carry out the stated intent and has concluded that there is no such limitation. The Registrant has not issued contracts that include the option to be settled in common stock or cash in the past. The Registrant believes its stated policy to cash-settle the par value of the Convertible Senior Notes to be substantive; accordingly, the if-converted method is not applied. toto

Securities and Exchange Commission

April 20, 2010

Note 17 – Segment Information, page 96

7.	Tell us and disclose in future filings your basis for attributing revenues from external customers to individual countries. In addition, tell us if assets in an individual foreign country are material and if so, those assets should also be disclosed separately in future filings. See ASC 280-10-50-41.

Response: The Registrant respectfully advises the Staff that the basis for attributing revenues from external customers to individual countries is based on the geography of the entities from where the goods have been distributed or services have been provided. The Registrant has disclosed the above in its Form 10-Q for the three months ended February 28, 2010 filed with the Commission on April 9, 2010. The Registrant respectfully advises the staff that except Canada, no other foreign countries’ assets was material. The Registrant will disclose any material assets in foreign countries in its future filings.

Note 19 – Discontinued Operations, page 98

8.	We note you state the company sold its controlling interest in China Civilink (Cayman), which operates in China as HiChina Web Solutions, to Alibaba.com Limited. You further disclose that the company has agreed to guarantee the obligations of the holding company that sold HiChina Web Solutions. Please explain to us to what holding company and sale you are referring. In addition, please explain to us what the conditions are of the guarantee and your considerations made in disclosing this information.

Response: The Registrant respectfully advises the Staff that on December 28, 2009, China Civilink (Cayman), which operates in China as HiChina Web Solutions was sold to Alibaba.com Limited. HiChina Web Solutions provides domain name registration, web site hosting and design. HiChina Web Solutions was a subsidiary of SYNNEX Investment Holdings Corporation, a wholly-owned, holding company of the Registrant. Under the terms of the agreement, the Registrant received approximately $59.6 million for its estimated 79% controlling ownership in HiChina Web Solutions, subject to a 10% holdback for a period of six months. The Registrant, as the ultimate parent, has agreed to guarantee the obligations of SYNNEX Investment Holdings Corporation up to $35 million in connection with the sale of HiChina Web Solutions. HiChina Web Solutions was a part of the Registrant’s GBS segment. The Registrant has no significant continuing involvement in the operations of HiChina Web Solutions. In the Registrant’s Form 10-Q for the three months ended February 28, 2010 filed with the Commission on April 9, 2010 and future filings, the Registrant has and will provide substantially the same disclosure. While the guarantee is not material, the Registrant considered disclosing this guarantee to be consistent with its disclosure of other guarantees.

Securities and Exchange Commission

April 20, 2010

Item 11. Executive Compensation, page 105 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Executive Compensation

Compensation Discussion and Analysis, page 16

9.	Please tell us how you considered comment 3 of our letter dated May 30, 2008, and your response thereto, in drafting this section. We note that in several places in this section, such as in your description of base salary on page 17, and the discussion of your profit sharing plan on page 18, you discuss how the compensation awarded to your named executive officers compares to compensation awarded to comparable companies. In addition, you have provided a list of “industry peers” and “market capitalization peers” on page 22. Prior comment 3 asked you to consider specifically identifying the comparable companies to which you refer in connection with any particular compensation element; or, if you used the same component companies for each compensation element, to consider including a cross-reference to your discussion of the component companies of your peer group or moving this discussion prior to your discussion of the individual elements of your compensation program.

Response: The Registrant respectfully advises the Staff that its Compensation Committee uses the same component companies for each compensation element. As the Compensation Committee retained an outside consultant who provided the Compensation Committee with a survey of comparable companies, the Registrant determined it was more appropriate to include the discussion of the peer companies and survey used by the Compensation Committee with the Registrant’s disclosure of the role of the Compensation Committee in the determination of executive compensation. In future filings the Registrant will define the usage of the terms “industry peers” and “market capitalization peers” as those set forth under Compensation Committee and Peer Group Analysis in order avoid any potential confusion as to which peer companies the Registrant is referring to under each component of executive compensation.

Profit Sharing Plan, page 17

10.	On page 17, you state that bonuses to executive officers were based upon the achievement of certain threshold net income per share target performance percentages, as well as upon assessments of individual performance. We note that you have a general discussion of the individual performances considered by your compensation committee on pages 20 and 21. For each named executive officer, discuss the individual performance objectives considered by your compensation committee, how your compensation committee determined performance against such objectives, and how performance against such objectives resulted in the amount actually awarded. In addition, with respect to the bonuses awarded to each named executive officer, discuss how corporate performance and individual performance were weighted.

Securities and Exchange Commission

April 20, 2010

Response: The Registrant respectfully notes the Staff’s comment and, to the extent the executive officers’ individual performance objectives differ, it will disclose in the future each of the executive officer’s performance objectives and how the executive officer’s performance resulted in the amount actually awarded. In addition, the Registrant will discuss how corporate performance and individual performance were weighted by the Compensation Committee in determining the amount of bonus actually paid.

11.	We note your disclosure that except for Mr. Murai, your compensation committee had the discretion to increase or decrease the bonus by up to 30% for all executive officers whose compensation was not subject to the tax deduction limitations of Section 162(m), and decrease the bonus by up to 30% for all other executive officers whose compensation was subject to Section 162(m). Please discuss whether your compensation committee made any upward or downward adjustments, and why.

Response: The Registrant respectfully advises the Staff that the Compensation Committee did not make any material upward or downward adjustments to bonuses paid to the executive officers. The Compensation Committee did make immaterial adjustments upward to round bonuses. The Registrant notes that the current disclosure was intended to indicate that the Compensation Committee did not exercise its authority to make these adjustments to the bonuses. In its future filings, the Registrant will state if the Compensation Committee makes an upward or downward adjustments to the bonuses paid to its executive officers and, if so, the reasons for making such adjustments.

Equity Grants, page 19

12.	Although you have a general discussion of equity grants made to your named executive officers in the “Executive Compensation Discussion for the Named Executive Officers” section on page 20, the equity grants section should be expanded to discuss how the factors considered by your compensation committee (currently discussed in the penultimate paragraph on page 19) determined the actual amount of equity-based compensation awarded to each named executive officer.

Response: The Staff’s comment is noted and the Registrant will expand its disclosure in future filings to discuss how the factors considered by the Compensation Committee determined the actual amount of equity-based compensation awarded to each of the Registrant’s named executive officers.

13.	Please revise to discuss the material terms of your Amended and Restated 2003 Stock Incentive Plan and equity granted to your named executive officers. For example, but without limitation, describe the conditions necessary for restricted stock and options to vest.

Response: The Registrant respectfully notes that the material terms, including the vesting schedule, of the equity awards granted to the named executive officers are set forth in the 2009 Grants of Plan-Based Awards and the Narrative to 2009 Summary Compensation Table and 2009 Grants of Plan-Based Awards. However, the Registrant notes the Staff’s comment and, in its future filings, will expand its disclosure regarding equity awards in the Compensation Discussion and Analysis to include this information.

Securities and Exchange Commission

April 20, 2010

Executive Compensation Discussion for the Named Executive Officers, page 20

14.	Instead of briefly discussing the compensation amounts paid to your named executive officers in this separate section, please consider moving this disclosure to the section containing the applicable discussion of the kind of compensation paid to your named executive officers. For example, consider moving the discussion of the bonus amounts paid to the named executive officers to the “Profit Sharing Plan” section that discusses how the bonuses were calculated.

Response: The Staff’s comment is noted and, in future filings, the Registrant will move the discussion of the compensation amounts paid to each of the named executive officers to the sections containing the applicable discussion of the kind of compensation paid to the named executive officers.

Item 13. Certain Relationships and Related Transactions, page 106 (Incorporated by Reference From Definitive Proxy Statement Filed February 25, 2010)

Certain Relationships and Related Person Transactions

Beneficial Ownership of Our Common Stock by MiTAC International, page 31

15.	Footnote 1 to the tabular disclosure states that the shares listed for MiTAC International exclude 1,167,228 shares (of which 46,394 shares are directly held and 1,120,834 shares are subject to exercisable options) held by Matthew Miau. Such shares also appear to have been excluded from the beneficial ownership table on page 12. In your response letter, please explain why you have excluded these shares

Response: The Registrant respectfully notes that MiTAC International does not have voting or dispositive power over the shares of the Registrant’s common stock beneficially owned by Mr. Matthew Miau and, as such, does not beneficially own these shares. Similarly, Mr. Miau’s shares are not included in the number of shares beneficially owned by MiTAC International.

16.	Throughout this section you refer to Synnex Technology International Corp. as an affiliate of MiTAC International, yet the extent of affiliation between the two entities is unclear. Please disclose whether the entity or entities that own the majority interest in MiTAC Incorporated are affiliated with MiTAC International or Matthew Miau. In addition, disclose MiTAC International’s ownership percentage in MiTAC Incorporated and MiTAC Incorporated’s ownership interest in Synnex Technology International Corp.

Securities and Exchange Commission

April 20, 2010

Response: The Registrant respectfully advises the Staff that MiTAC International owns a minority interest in MiTAC Incorporated, which holds a minority interest in Synnex Technology International Corp, as disclosed in footnote 2 to the table disclosing the shares of the Registrant’s common stock held by MiTAC International affiliated entities. As of February 28, 2010, MiTAC International held an 8.7% ownership interest in MiTAC Incorporated and MiTAC Incorporated held a 14.9% ownership interest in Synnex Technology International Corp. In the Registrant’s Form 10-Q for the three months ended February 28, 2010 filed with the Commission on April 9, 2010 and in future filings, the Registrant has and will expand its disclosure to include MiTAC International’s ownership percentage in MiTAC Incorporated and MiTAC Incorporated’s ownership interest in Synnex Technology International Corp. Neither MiTAC International, nor Mr. Miau is affiliated with the entity or entities that hold the majority interest in MiTAC Incorporated.

17.	We note your disclosure that during fiscal 2008, you purchased shares of MiTAC International related to the deferred compensation plan of Robert Huang. Please explain why.

Response: The Registrant respectfully advises the Staff that the Registrant purchased shares of MiTAC International in connection with the deferred compensation plan for Mr. Huang to ensure that the gains or losses in Mr. Huang’s deferred compensation account were neutral to the Registrant. Pursuant to the Registrant’s deferred compensation plan, Mr. Huang, as a participant, may designate one or more investments as the measure of the investment return on his account. The participant’s account is then adjusted to reflect gains or losses of the investments so designated. The Registrant is under no obligation to invest any funds in accordance with the participant’s designations. The investment returns are simply book entries to the participant’s account. However, to the extent the Registrant should in fact acquire one or more of the designated investments, those investments at all times remain part of the Registrant’s general assets. In this case, Mr. Huang designated the shares of MiTAC International as the measure of the investment return on a portion of his account. While not obligated to do so, the Registrant purchased shares in MiTAC International to ensure that the gains or losses relating to Mr. Huang’s designated measure of investment return were neutral to the Registrant. If the Registrant had not made the investments in MiTAC International, the Registrant would effectively be arbitraging the difference between the measures of the investment return of shares of MiTAC International and some other investment. As noted in Response 4 above, it is not the objective of the Registrant to increase its earnings associated with these investments.

Agreements with MiTAC International

Other Agreements, page 32

18.	We note your statement that in the fiscal year ended November 30, 2009, you paid an aggregate of approximately $59.5 million to MiTAC International under the agreements described in this section. To the extent that payments were made in excess of $120,000 under any contract, please specify the amount on an individual basis. See Item 404(a) of Regulation S-K.

Securities and Exchange Commission

April 20, 2010

Response: The Staff’s comment is noted and to the extent that payments were made in excess of $120,000 under any contract, the Registrant will specify the amount on an individual basis in its future filings.

19.	You state on page 33 that you have entered into a registration rights agreement with certain holders of your common stock, including the MiTAC International affiliated entities. Please provide a brief description of the historical context of the registration rights agreement, disclose the identity of the parties to the registration rights agreement, and provide a brief explanation of their relationship with MiTAC International, if any.

Response: The Registrant respectfully advises the Staff that the Registrant entered into this registration rights agreement prior to its initial public offering to provide for the registration of shares of its common stock sold to certain investors in transactions exempt from registration. The investors with registration rights are Silver Star Developments Ltd. (100% owned by Synnex Technology International Corp.), Constant Holdings Ltd. (100% owned by UPC Technology Corp.), Peer Developments Ltd. (100% owned by Synnex Technology International Corp.), Harbinger (BVI) Venture Capital Corp. and Budworth Investments Ltd. At the time of the Registrant’s initial public offering, UPC Technology Corp. was a significant holder of MiTAC International and Harbinger (BVI) Venture Capital Corp. and Budworth Investments Ltd. were minority investors in the Registrant. Constant Holdings Ltd., Harbinger (BVI) Venture Capital Corp. and Budworth Investments Ltd. no longer hold shares of the Registrant’s common stock.

Form 8-K furnished January 5, 2010, Exhibit 99.1

20.	You disclose for the fiscal fourth quarter 2009 and for the fiscal year of 2009 “operating margin from continuing operations.” It appears the amount is derived from your statement of operations line item “income from continuing operations before non-operating items, income taxes and minority interest” but is not clearly titled or explained as such.

Regarding your non-GAAP presentation of “operating margin” it appears to be the amount of “income from continuing operations before non-operating items...” inclusive of HiChina Web Solutions contributions for the fiscal fourth quarter 2009 and for the fiscal year 2009. If so, please tell us how the historical HiChina Web Solutions contribution is a directly comparable addition to income from continuing operations before non-operating, income tax and minority interest amount. Please clarify the foregoing in a supplemental response and provide a reconciliation of the difference(s) between the non-GAAP measure disclosed with the most directly comparable GAAP measure as required under Regulation G.

Please explain to us how you intend to clarify and address these disclosure requirements in future filings.

Securities and Exchange Commission

April 20, 2010

Response: The Registrant respectfully advises the Staff that it has identified the operating margin as “income from continuing operations before non-operating items, income taxes and non-controlling interest” in its recent Form 8-K furnished on March 25, 2010 for the first fiscal quarter ended February 28, 2010.

The Registrant respectfully advises the Staff that the non-GAAP presentation of “operating margin” was referenced only in the quote of the President and Chief Executive Officer. All financial statements and other financial information were presented for all periods under Generally Accepted Accounting Principles and HiChina Web Solutions’ financial information was presented under income from discontinued operations for all reported periods.

* * *

In connection with the foregoing response to the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registrant’s response to the comments received from the Staff may be directed to me at (510) 668-3837. Comments may also be sent to my attention via facsimile to (510) 668-3426.

Very truly yours,

/s/ Thomas C. Alsborg Thomas C. Alsborg
Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant

Evan Jacobson, Staff Attorney

Maryse Mills-Apenteng, Special Counsel